Exhibit 99.1

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2019 AND MARCH 31, 2019

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

HAPPINESS BIOTECH GROUP LIMITED

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND MARCH 31, 2019

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2019	2019
ASSETS
Current assets
Cash and cash equivalents	$23,832,048	$14,800,772
Accounts receivable	28,810,062	32,011,536
Inventories	1,904,463	1,970,735
Prepaid expenses	4,955,690	6,057,216
Total current assets	59,502,263	54,840,259

Property, plant and equipment, net	7,163,077	7,807,045
Land use rights, net	729,089	774,374
Other assets	3,921,069	2,257,370
TOTAL ASSETS	$71,315,498	$65,679,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,677,328	$1,664,002
Other payables and accrued liabilities	754,433	1,117,661
Income tax payable	608,604	942,160
Short-term bank borrowings	2,035,940	1,039,578
TOTAL LIABILITIES	5,076,305	4,763,401

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 23,000,000 shares issued and outstanding	11,500	11,500
Additional paid-in capital	5,702,663	5,702,663
Statutory surplus reserve	2,064,096	2,064,096
Retained earnings	62,358,466	53,935,169
Accumulated other comprehensive loss	(3,897,532)	(797,781)
Total shareholders’ equity	66,239,193	60,915,647

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$71,315,498	$65,679,048

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F–2

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2019	2018
Revenues	31,357,546	31,433,204
Cost of revenues	(15,532,065)	(15,586,713)
Gross profit	15,825,481	15,846,491

Operating expenses:
Selling and marketing	3,593,053	3,320,375
General and administrative	1,275,679	970,036
Research and development	1,134,505	1,172,894
Total operating expenses	6,003,237	5,463,305

Operating income	9,822,244	10,383,186

Other income (expenses):
Interest income	29,841	16,251
Interest expense	(42,886)	(47,107)
Other income	95,252	6,490
Total other income	82,207	(24,366)

Income before income taxes	9,904,451	10,358,820

Income tax provision	(1,481,154)	(1,554,000)

Net income	8,423,297	8,804,820

Other comprehensive loss:
Foreign currency translation adjustment	(3,099,751)	(4,169,657)
Comprehensive income	$5,323,546	$4,635,163

Basic and diluted earnings per ordinary share
Basic and diluted	$0.37	$0.38
Weighted average number of ordinary shares outstanding
Basic and diluted	23,000,000	23,000,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F–3

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(IN U.S. DOLLARS)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance at March 31, 2018	23,000,000	$11,500	$5,075,035	$2,008,019	$35,269,267	$2,187,805	$44,551,626

Capital contributions	-	-	627,628	-	-	-	627,628
Net income for the period	-	-	-	-	8,804,820	-	8,804,820
Foreign currency translation adjustment	-	-	-	-	-	(4,169,657)	(4,169,657)
Balance at September 30, 2018	23,000,000	$11,500	5,702,663	2,008,019	44,074,087	(1,981,852)	49,814,417

Net income for the period	-	-	-	-	9,917,159	-	9,917,159
Foreign currency translation adjustment	-	-	-	-	-	1,184,071	1,184,071
Reclassification of earned surplus	-	-	-	56,077	(56,077)	-	-

Balance at March 31, 2019	23,000,000	$11,500	$5,702,663	$2,064,096	$53,935,169	$(797,781)	$60,915,647
Net income for the period	-	-	-	-	8,423,297		8,423,297
Foreign currency translation adjustment	-	-	-	-	-	(3,099,751)	(3,099,751)
Balance at September 30, 2019	23,000,000	$11,500	5,702,663	2,064,096	62,358,466	(3,897,532)	66,239,193

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F–4

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2019	2018
Cash Flows from Operating Activities:
Net income	$8,423,297	$8,804,820
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	345,240	353,912

Changes in operating assets and liabilities:
Accounts receivable	1,701,044	(424,814)
Inventories	(28,902)	137,425
Prepaid expenses	828,236	(23,173)
Other assets	(1,809,981)	-
Accounts payable	95,171	(3,228,939)
Other payables and accrued liabilities	(316,229)	(357,321)
Income taxes payable	(294,522)	(159,933)
Net cash provided by operating activities	8,943,354	5,101,977

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(61,831)	(247,004)
Net cash used in investing activities	(61,831)	(247,004)

Cash Flows from Financing Activities:
Capital contributions	-	627,628
Proceeds from short-term loans	2,079,553	1,413,867
Repayments on short-term loans	(1,010,894)	(1,413,867)
Net cash used in financing activities	1,068,659	627,628

Effect of exchange rate changes on cash and cash equivalents	(918,906)	(972,464)

Net increase in cash and cash equivalents	9,031,276	4,510,137
Cash and cash equivalents at the beginning of period	14,800,772	8,884,829

Cash and cash equivalents at the end of period	$23,832,048	$13,394,966

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$1,775,676	$1,713,933
Cash paid for interest expense	42,886	47,107

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F–5

HAPPINESS BIOTECH GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Happiness Biotech Group Limited (“Happiness Biotech” or “the Company”) is a holding company incorporated on February 13, 2018 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biotech Group Limited (“Happiness Hong Kong”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Nanping) Biotech Co., Ltd (“Happiness Nanping”). Happiness Nanping is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”) a limited liability company established under the laws of the People’s Republic of China (“PRC”) on November 19, 2004. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”).Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Biotech Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping. Happiness Biotech, Happiness Hong Kong and Happiness Nanping are all holding companies and had not commenced operation till August 21, 2018.

Prior to the reorganization, Mr. Xuezhu Wang, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Xuezhu Wang and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Nanping, which is 100% owned by Happiness Hong Kong. After the reorganization, Happiness Biotech owns 100% equity interests of Fujian Happiness. Mr. Xuezhu Wang, who owns 52.37% ownership of Happiness Biotech, is the ultimate controlling shareholder (the “Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore the above mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. Currently, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

F–6

During the reporting periods, the Company has three operating subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	Incorporated on November 19, 2004	PRC	RMB 25,755,000	100% by Happiness Nanping	Research, development, production and selling of nutraceutical and dietary supplements

Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”)	Incorporated on May19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi

Shunchang Xinxin Agricultural Technology Co., Ltd (“Xinxin Agricultural”)*	Incorporated on January 4, 2015	PRC	RMB 2,000,000	100% by Fujian Happiness	Research and development of agricultural products

*	Xinxin Agricultural was cancelled on June 28, 2017.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Fujian Happiness Biotech Co., Ltd and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, and provisions necessary for contingent liabilities. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains all bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

F–7

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted-average method. In addition to cost of raw materials, work in progress and finished goods include direct labor costs and overheads. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or market value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

There were no write-downs recognized of inventories for the six months ended September 30, 2019 and 2018.

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	20 years
Machinery	10 years
Furniture, fixture and electronic equipment	3-10 years
Vehicles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership”. Land use rights are stated at cost, less accumulated amortization. Land use rights are amortized using the straight-line method over the grant period of 50 years.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2019 and March 31, 2019.

F–8

Fair Value of Financial Instruments

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement and Disclosures, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, and income taxes payable and to approximate the fair value of the respective assets and liabilities at September 30, 2019 and March 31, 2019 based upon the short-term nature of the assets and liabilities.

Revenue Recognition

The Company generates its revenue mainly from sales of nutraceutical and dietary supplements made of Lucidum spore powder and others. The Company’s revenue recognition policies were in compliance with ASC 605, Revenue Recognition, for the period prior to April 1, 2019. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year. The transportation fee is borne by the customers in the condition of products return. There was no products return incurred for the six months ended September 30, 2019 and 2018.

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition on April 1, 2019. Topic 606 requires the Company to recognize revenue upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company sells nutraceutical and dietary supplements to distributors and experience stores. For all sales, the Company requires signed contracts and sales orders, which specify pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment. Customers are required to pay under the customary payment terms, which is generally less than six months.

Under this method, the Company recognizes the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings; however, no adjustment was required as a result of adopting the new revenue standard.  Results for reporting periods beginning after April 1, 2019 are presented under the new standard. The comparative information has not been restated and continues to be reported under the historic accounting standards in effect for those periods.  The Company does not expect any impact to its net income from the adoption of ASU 2014-09 on an ongoing basis.

F–9

The Company’s revenue consists of sales under 2 contract types, one for traditional revenue model and one for experience store model.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC.

Transaction Price Allocated to Remaining Performance Obligations. A significant number of the Company’s product sales are short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

Contract Balances. Receivables from contracts with customers are recorded when the right to consideration becomes unconditional, generally when control of the product has been transferred to the customer. Receivables from contracts with customers were $28.8 million and $32.0 million as of September 30, 2019 and March 31, 2019, respectively, and are reported in accounts receivable, net on the Consolidated Balance Sheet. The Company currently has no assets or liabilities related to its revenue contracts, including no upfront or rights to deficiency payments.

Practical Expedients. The Company has made use of certain practical expedients in adopting the new revenue standard, including the value of unsatisfied performance obligations are not disclosed for (i) contracts with an original expected length of one year or less, (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice, (iii) variable consideration which is allocated entirely to a wholly unsatisfied performance obligation and meets the variable allocation criteria in the standard and (iv) only contracts that are not completed at transition. The Company has not adjusted the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

Revenues

The following table presents an overview of our sales from our product lines for the six months ended September 30, 2019 and 2018:

	For the six months ended September 30,
	2019	2018
Lucidum spore powder products	$10,948,813	$9,257,583
Cordyceps mycelia products	4,699,302	5,753,333
Ejiao solution products	4,299,052	4,708,850
Vitamins and dietary supplements products	3,729,571	4,376,868
American ginseng products	2,316,048	2,425,689
Others	5,364,760	4,910,881
Total	$31,357,546	$31,433,204

The following table presents an overview of revenues from our sales models for the six months ended September 30, 2019 and 2018:

	For the six months ended September 30,
	2019	2018
Traditional distribution model	$16,941,654	$22,948,538
Regional distributors	15,197,346	18,395,483
Chain drugstores, malls and supermarkets	1,744,308	4,553,055

Experience store model	14,415,892	8,484,666
Total revenue	$31,357,546	$31,433,204

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the six months ended September 30, 2019 and 2018, the Company recognized government grants of $106,132 and $50,765, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

F–10

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred. Research and Development costs were $1,134,505 and $1,172,894 for the six months ended September 30, 2019 and 2018, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $968,475 and $961,693 for the six months ended September 30, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $ 1,908,049 and $1,756,001 for the six months ended September 30, 2019 and 2018, respectively.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at September 30, 2019 and March 31, 2019.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. All of the tax returns of the Company and its subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing.

The Company is subject to Chinese tax laws. We are not subject to U.S. tax laws and local state tax laws. Our income and our related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and we are subject to Chinese tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of China will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by us, reducing the amount available to pay dividends to the holders of our ordinary shares.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018, the Company is subject to a VAT rate of 16% based on the new Chinese tax law.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

F–11

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The consolidated statements of income and comprehensive income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2019	September 30, 2018
Period-end spot rate	US$1=RMB 7.0729 Yuan	US$1=RMB 6.8792 Yuan
Average rate	US$1=RMB 6.9246 Yuan	US$1=RMB 6.6484 Yuan

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of income and comprehensive income.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of September 30, 2019 and March 31, 2019, cash and cash equivalents of $ 23,832,048 (RMB 168,561,689 Yuan) and $14,800,772 (RMB 99,661,001 Yuan), respectively, is denominated in RMB and is held in PRC.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

F–12

Interest Rate Risks

The Company is subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. The Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606),” which delayed the effective date of ASU 2014-09 by one year. In addition, between March 2016 and December 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting revenue gross versus net)” (“ASU 2016-08”), ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016- 20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”). ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 clarify certain aspects of ASU 2014-09 and provide additional implementation guidance. ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) became effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 for public companies. The effective date for all other entities is one year later than this (i.e., December 15, 2018). Entities are permitted to adopt ASC 606 using one of two methods: (a) full retrospective adoption, meaning the standard is applied to all periods presented, or (b) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

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The Company has elected to adopt the new revenue standard as of the effective date applicable to non-issuers and adopted the new revenue standard on April 1, 2019 using the modified retrospective method. The Company has completed its assessment and the adoption of this guidance did not have material impact on the Company’s revenue recognition practices, financial positions, results of operations or cash flows. The new standard requires the Company to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance requires that 1) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, 2) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and 3) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company adopted ASU 2016-15 on April 1, 2018 and the adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2016-18 on April 1, 2018 and the adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted ASU 2017-01 on April 1, 2019 and this update does not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income – Gains and Losses from the De-recognition of Nonfinancial Assets”. The amendments in this ASU provides guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the company is required to measure any non-controlling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company adopted ASU 2017-05 on April 1, 2019 and this update does not have a material effect on the Company’s consolidated financial positions, results of operations or cash flows.

In May 2017, the FASB issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, and application is prospective. The Company adopted ASU 2017-09 on April 1, 2018 and the adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

F–14

In June 2018, FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company adopted this Standard effective April 1, 2019; there was no material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. The Company as an “emerging growth company” has elected to adopt the new lease standard as of the effective date applicable to non-issuers and will adopt the new lease standard on April 1, 2020 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flow.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not plan to early adopt ASU 2018-13 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In November 2018, FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which, among other things, provides guidance on how to assess whether certain collaborative arrangement transactions should be accounted for under Topic 606. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is in the process of evaluating the impact the standard will have on its financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2019 and March 31, 2019:

	As of September 30,	As of March 31,
	2019	2019
Accounts receivable, gross	$28,810,062	$32,011,536
Less: allowance for doubtful accounts	-	-
Accounts receivable	$28,810,062	$32,011,536

The Company recorded no allowance for doubtful accounts as of September 30, 2019 and March 31, 2019. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of September 30, 2019 and March 31, 2019, the balances of the Company’s accounts receivable are all due within 1 year. As of September 30, 2019, the accounts receivable balances outstanding at March 31, 2019 were fully collected. The Company believes the balances of its accounts receivable are fully recoverable as of September 30, 2019.

F–15

NOTE 4 – INVENTORIES

Inventories consisted of the following as of September 30, 2019 and March 31, 2019:

	As of September 30,	As of March 31,
	2019	2019
Raw materials	$1,592,983	$1,696,353
Work in process	38,996	40,143
Finished goods	272,484	234,239
Total	$1,904,463	$1,970,735

No lower of cost or net realizable value adjustment was recorded as of September 30, 2019 and March 31, 2019, respectively.

NOTE 5 – PREPAID EXPENSES

Prepaid expenses consisted of the following as of September 30, 2019 and March 31, 2019:

	As of September 30,	As of March 31,
	2019	2019
Prepayments to suppliers	$4,872,740	$5,940,447
Others	82,950	116,769
Total	$4,955,690	$6,057,216

In March 2019, the Company prepaid $5,940,447 (RMB 40 million) to Shandong Guanxian Lingzhibao Biological Co., Ltd. (Guanxian Lingzhibao) to purchase certain materials that the Company uses in its products. The prepayment was an initial deposit for the purchase in order to secure the quantities Guanxian Linzhibao produces. The prepayment the Company made is fully refundable in condition of failure of supply caused by Guanxian Lingzhibao. As of September 30, 2019, $4,872,740 (approximately RMB 34.5 million) prepayments to Guanxian Lingzhibao remained outstanding.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2019 and March 31, 2019:

	As of September 30,	As of March 31,
	2019	2019
Buildings	$8,828,336	$9,273,325
Machinery	2,103,864	2,150,738
Furniture, fixture and electronic equipment	164,848	172,552
Vehicles	68,707	68,360
Total property plant and equipment, at cost	11,165,755	11,664,975
Less: accumulated depreciation	(4,002,678)	(3,857,930)
Property, plant and equipment, net	$7,163,077	$7,807,045

As of September 30, 2019 and March 31, 2019, the Company pledged its building with a carrying value of approximately $2.8 million and $3.1 million, respectively, as the collateral for short-term bank loans (see Note 9).

Depreciation expense was $336,940 and $345,267 for the six months ended September 30, 2019 and 2018, respectively. Depreciation allocated as manufacturing overhead to inventories was $278,972 and $287,066 for the six months ended September 30, 2019 and 2018, respectively.

NOTE 7 – LAND USE RIGHTS

	As of September 30,	As of March 31,
	2019	2019
Land use rights, cost	$812,594	$853,552
Less: accumulated amortization	(83,505)	(79,178)
Land use rights, net	$729,089	$774,374

As of September 30, 2019 and March 31, 2019, the Company pledged its land use right on its 12,120 square meters land with a carrying value of $89,729 and $95,540, respectively, as the collateral for a short-term bank loans (see Note 8).

Amortization expense was $ 8,300 and $8,645 for the six months ended September 30, 2019 and 2018, respectively.

F–16

Estimated future amortization expense is as follows as of September 30, 2019:

Years ending March 31,	Amortization expense

2020	$8,300
2021	16,600
2022	16,600
2023	16,600
2024	16,600
Thereafter	654,389
$729,089

NOTE 8 – OTHER ASSETS

Other assets consisted of the following as of September 30, 2019 and March 31, 2019:

	As of September 30,	As of March 31,
	2019	2019
Prepayments for advertising or marketing	$3,581,746	$1,856,390
Prepayment of celebrity endorsement fee	339,323	400,980
Total	$3,921,069	$2,257,370

The Company entered into several agreements with 31 exclusive distributors to provide subsidy of $148,551 (RMB1 million) to each exclusive distributor for advertising and marketing. The prepayments were amortized within the contract periods of 3 years.

In October 2018, the Company paid celebrity endorsement fee of $445,533 (RMB 3 million). The celebrity endorsement contract is for a period of 5 years. For the six months ended September 30, 2019, the Company recognized $ 43,324 in selling and marketing expenses.

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NOTE 9 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of September 30, 2019 and March 31, 2019:

	As of September 30,	As of March 31,
	2019	2019
Industrial Bank Co., Ltd	$989,693	$1,039,578
Postal Saving Bank of China	1,046,247	-
Total	$2,035,940	$1,039,578

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7 million Yuan) as working capital for one year with due date on April 21, 2019 and was renewed on April 19, 2019. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +2.19% on the date of drawing per annum. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang, Mr. Wang Xianfu and Mrs. Lin Yanying. Based on guarantee contract the maximum guaranteed amount was RMB 7 million Yuan. The Company also pledged its building and land use rights as collaterals. Based on the pledge agreement, the maximum pledged amount was RMB 17.4 million Yuan. There were no loan guarantee fees paid to the personal guarantors.

Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025, on June 24, 2019, the Company entered a loan agreement of $1,046,247 (RMB 7.4 million Yuan) from Postal Saving Bank of China as working capital for one year. The loan bears a fixed interest rate of 5.655%.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,	As of March 31,
	2019	2019
Buildings, net	$2,844,591	$3,069,599
Land use rights, net	89,729	95,540
Total	$2,934,320	$3,165,139

For the six months ended September 30, 2019 and 2018, interest expense on all short-term bank loans amounted to $42,886 and $47,107, respectively.

F–18

NOTE 10 – SHAREHOLDERS’ EQUITY

Ordinary shares

Happiness Biotech was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Nanping.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Biotech Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping.

In May 2018, the Company received $627,628 (RMB 4,000,000 Yuan) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,000,000 ordinary shares.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve is now equal to 50% of its registered capital. The reserved amounts as determined pursuant to PRC statutory laws totaled $2,064,096 as of September 30, 2019 and March 31, 2019.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC totaling $7,778,259 as of September 30, 2019 and March 31, 2019.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the six months ended September 30, 2019 and 2018, the Company did not declare any dividends. Dividends are further restricted from being paid to the Hong Kong or Cayman Islands from the PRC and payment of dividends would require approval by the People’s Bank of China or other regulatory institutions.

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NOTE 11 – TAXES

(a) Corporate Income Taxes (“CIT”)

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Happiness Hong Kong was incorporated in Hong Kong and is subject to a statutory income tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Fujian Happiness, the Company’s main operating entity in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% for the years ended December 31, 2016 to December 31, 2018. The HNTE of Fujian Happiness is in the reapplication process. With approval of HNTE, Fujian Happiness is entitled to a reduced income tax rate of 15% for the years ended December 31, 2019 to December 31, 2021, otherwise a uniform income tax rate of 25% will be applied for the years ended December 31, 2019. Shunchang Happiness and Xinxin Agricultural in PRC have applicable EIT rate of 25%.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2019 and March 31, 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2019 and 2018, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2019.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended September 30,
	2019	2018
PRC statutory income tax rate	25%	25%
Effect of PRC preferential tax rate	(10%)	(10%)
Effect of other deductible expenses	(0.0%)	(0.0%)
Total	15.0%	15.0%

The provision for income tax consisted of the following:

	For the six months ended September 30,
	2019	2018
Current income tax provision	$1,481,154	$1,554,000
Deferred income tax provision	-	-
Total	$1,481,154	$1,554,000

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded no deferred tax assets and liabilities as of September 30, 2019 and March 31, 2019, as there were no material temporary difference between the carrying amounts of assets and liabilities.

(b) Taxes Payable

The Company’s taxes payable as of September 30, 2019 and March 31, 2019 consisted of the following:

	As of September 30,	As of March 31,
	2019	2019
Income tax payable	$608,604	$942,160
VAT payable	301,196	522,335
Other tax payables (other payables and accrued liabilities)	43,424	68,655
Total	$953,224	$1,533,150

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NOTE 12 – COMMITMENTS AND CONTINGENCIES

As of September 30, 2019 and March 31, 2019, Company has no material purchase commitments, significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2019 and March 31, 2019, Company has no pending legal proceedings.

NOTE 13 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the six months ended September 30, 2019 and 2018, no individual customer accounted for more than 10% of the Company’s total revenues. As of September 30, 2019 and March 31, 2019, no individual customer accounted for more than 10% of the total outstanding accounts receivable balance.

For the six months ended September 30, 2019, the Company purchased a substantial portion of raw materials from one third-party supplier (10.36% of total purchase of the six months ended September 30, 2019). As of September 30, 2019, the amounts due to this vendor was $71,524. For the six months ended September 30, 2018, the Company purchased a substantial portion of raw materials from one third-party supplier (15.1% of total purchase of the six months ended September 30, 2018). The Company believes there are numerous other suppliers that could be substituted should this supplier become unavailable or non-competitive.

NOTE 14 – SUBSEQUENT EVENTS

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $10,006,813 after deducting underwriting discounts and commissions and offering expenses.

In addition, the Company granted to its underwriters, Univest Securities, LLC as the Leading Manger, an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Company’s Ordinary Shares to be offered by the Company pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount.

The Company evaluated all events and transactions that occurred after September 30, 2019 up through the date hereof and determined there were no significant subsequent events other than disclosed herein.

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